Exhibit 2.5

October 31, 2011

Perma-Fix Environmental Services, Inc.
8302 Dunwoody Place, Suite 250
Atlanta, Georgia 30350
Attention: Dr. Louis F. Centofanti, Chairman,
President, and Chief Executive Officer

Homeland Security Capital Corporation
4601 North Fairfax Drive
Arlington, Virginia 22203
Attention: C. Thomas McMillen
Chief Executive Officer

Safety & Ecology Holdings Corporation
2800 Solway Road
Knoxville, Tennessee 37931
Attention: Christopher Leichtweis
Chief Executive Officer

Re:
Conditional Waiver of Closing Condition and Partial Release of Escrow Amount Relating to the Renewal of Subcontract Agreement No. 23900-BA-EH492, dated September 9, 2009 (as amended and supplemented, the “Radcon Subcontract”), for the Oak Ridge Reservation, between SEC Radcon Alliance, LLC (“Radcon”) and Bechtel Jacobs Company LLC (“Bechtel”), as assigned by Bechtel to URS-CH2M Hill Oakridge, LLC (“UCOR”).

Gentlemen:

With reference to the Stock Purchase Agreement, dated July 15, 2011 (the “Purchase Agreement”), by and among  Perma-Fix Environmental Services, Inc.,  (“PESI”), Homeland Security Capital Corporation (“Parent”), and Safety & Ecology Holdings Corporation (the “Company”), this letter sets forth our agreement regarding the (i) conditional waiver by PESI of a breach of sections 2.12 and 2.13 of the Purchase Agreement by Parent and the Company  relating to the Radcon Subcontract, and (ii) in consideration of PESI agreeing to such conditional waiver and to proceed with the Closing of the Purchase Agreement, the Parent and the Company have agreed to enter into this letter  providing that PESI  shall receive from the Escrow Amount the sum of $1,500,000 in the event the condition set forth the third paragraph of this letter is not met by December 31, 2011.  Unless otherwise defined in this letter, the capitalized terms in this letter shall have the meanings ascribed to them in the Purchase Agreement and Escrow Agreement, as applicable.

As a condition precedent to Closing and as contemplated by the Purchase Agreement, PESI, Parent, and the Escrow Agent have entered into the Escrow Agreement.  Subject to the terms of Section 1.3 of the Purchase Agreement, PESI will deliver and deposit with the Escrow Agent an amount in cash equal to $2,000,000 (such amount, together with all earnings thereon, the “Escrow Amount”), representing a portion of the Cash Consideration of the Purchase Price.  Section 4 of the Escrow Agreement provides, in pertinent part, that the Escrow Amount shall be retained by the Escrow Agent and shall be distributed by the Escrow Agent at any time, or from time to time, as provided in Sections 4 and 5 of the Escrow Agreement for the purposes of funding any indemnification claims of PESI under Section 8.1 of the Purchase Agreement.

October 31, 2011

Radcon is a majority-owned subsidiary of the Company.  The Radcon Subcontract is a Company Material Contract for purposes of Parent’s and the Company’s representations and warranties to PESI contained in Sections 2.12 of the Purchase Agreement and UCOR is a material customer for purposes of Section 2.13 of the Purchase Agreement.  Contrary to the representations and warranties set forth in Sections 2.12 and 2.13 of the Purchase Agreement, Parent and the Company acknowledge and agree that, as of the Closing, the Parent and the Company are in material breach of their representations and warranties contained in Sections 2.12 and 2.13 of the Purchase Agreement due to Radcon being in material breach of its obligations under the Radcon Subcontract and UCOR advising the Company that it is terminating its relationship with Radcon.  Parent and the Company further acknowledge and agree that such material breach of Sections 2.12 or 2.13 of the Purchase Agreement by the Parent and the Company relating to the Radcon Subcontract has or will result in Losses incurred or to be incurred by PESI in the sum of $1,500,000 for which PESI would be entitled to indemnification pursuant to Section 8.1 of the Purchase Agreement (the “Radcon Claim”).

Based on the foregoing, PESI, Parent and the Company agree that, if, for any reason, the Radcon Subcontract has not been renewed by UCOR on or before December 31, 2011, for an additional term of not less than three (3) years and, based upon PESI’s determination, would not generate revenues to Radcon of not less than $6,000,000 each year during the renewal term, or if the Radcon Subcontract has not been renewed by UCOR on or before December 31, 2011, on terms set forth above, and UCOR has not awarded Radcon, for any reason, by December 31, 2011, a new subcontract for the Oak Ridge Reservation having a term of not less than three (3) years that would not, based upon PESI’s determination, generate revenues to Radcon of not less than $6,000,000 each year during the term of such subcontract, then, notwithstanding any limitations, reservations or restrictions contained in the Escrow Agreement or Purchase Agreement, the Escrow Agent shall distribute to PESI the sum of $1,500,000 of the Escrow Amount (“$1,500,000 Distribution”) on January 3, 2012, or such later date as instructed in writing by PESI, as set forth in a written notification by PESI to the Escrow Agent (the “Distribution Notice”) stating that PESI is entitled to the $1,500,000 Distribution from the Escrow Amount pursuant to the terms of this letter.  The Distribution Notice shall include wire instructions for the $1,500,000 Distribution, and a copy of the Distribution Notice shall be sent to Parent at the notice address set forth in the Purchase Agreement.

PESI and Parent agree that the Distribution Notice shall constitute the Notice of Claim and that a copy of this letter shall constitute the Agreed Claim Amount for the full $1,500,000 of Asserted Damages, as required by Section 4 of the Escrow Agreement.  Upon PESI providing the Escrow Agent with the Distribution Notice for the $1,500,000 Distribution, the Parent agrees that as to the Radcon Claim made by PESI that the Parent waives all of its rights and remedies as provided in Section 4 of the Escrow Agreement and that the Escrow Agent shall distribute the full amount of the $1,500,000 Distribution to PESI from the Escrow Amount automatically and without any further act or action on the part of the Parent.

October 31, 2011

PESI and Parent agree that the Escrow Agent shall rely exclusively and without further inquiry upon the Distribution Notice in making the $1,500,000 Distribution to PESI pursuant to this letter, and the Escrow Agent shall be fully protected in making the $1,500,000 Distribution to PESI.  In order to receive the entire amount of the $1,500,000 Distribution of the Escrow Amount from the Escrow Agent, PESI is required only to deliver the Distribution Notice to the Escrow Agent.  Neither Parent nor any Affiliate of Parent shall contest or dispute, in any manner whatsoever, the Escrow Agent’s payment to PESI of the $1,500,000 Distribution in accordance with the terms of this letter, provided that any such distribution is made in accordance with the terms and conditions agreed in this letter.

PESI and Parent further agree that, in the event the full $1,500,000 Distribution relating to the Radcon Claim is distributed by the Escrow Agent from the Escrow Amount to PESI in accordance with the terms of this letter, such payment shall constitute the full and final settlement of any claim that any PESI Indemnitee may have for Losses against Parent or the Company relating to or in connection with the Radcon Subcontract.

This letter may be executed in counterparts by the parties hereto.

(Remainder of page intentionally left blank.  Signature page(s) to follow.)

October 31, 2011

PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation

By:	/s/ Ben Naccarato
Name:	Ben Naccarato
Title:	CFO

(“PESI”)

HOMELAND SECURITY CAPITAL CORPORATION, a Delaware corporation

By:	/s/ C. Thomas McMillen
Name:	C. Thomas McMillen
Title:	CEO

(“Parent”)

SAFETY & ECOLOGY HOLDINGS CORPORATION, a Nevada corporation

By:	/s/ Christopher P Leichtweis
Name:	Christopher P. Leichtweis
Title:	CEO/President

(the “Company”)